PUBLIC

21001230

SEC
Mail Processing
Section
FEB 2021
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Merchant Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Funston Avenue, Suite B
(No. and Street)

San Francisco	CA	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brodie Cobb — (415) 449-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brodie Cobb, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Merchant Partners LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE G. DURBIN
Notary Public - California
San Francisco County
Commission # 2220945
My Comm. Expires Nov 5, 2021

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Presidio Merchant Partners LLC
Table of Contents
December 31, 2020

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Presidio Merchant Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Presidio Merchant Partners LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Presidio Merchant Partners LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Presidio Merchant Partners LLC 's auditor since 2017.
Walnut Creek, California
February 22, 2021

Presidio Merchant Partners LLC

Statement of Financial Condition

December 31, 2020		
Assets		
Cash	$	907,722
Accounts receivable		4,107
Prepaid expenses and other assets		827,164
Operating lease right-of-use assets		337,413
Property and equipment, net		20,358
Total Assets	$	2,096,764
Liabilities and Member's Equity		
Liabilities:		
Accounts payable	$	855
Accrued compensation		525,432
Deferred revenue		225,000
Operating lease liabilities		348,751
Accrued other		57,007
Total liabilities		1,157,045
Member's Equity		939,719
Total Liabilities and Member's Equity	$	2,096,764

See accompanying Notes to this Financial Statement

1. The Company and Its Significant Policies

The Company
Presidio Merchant Partners LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a non-clearing broker-dealer and its operations consist primarily of providing investment banking advisory services. The Company is wholly owned by Presidio Financial Partners LLC ("the Parent") doing business as The Presidio Group LLC.

Basis of Presentation
The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities (none of which are held for trading purposes) approximate the carrying values of such amounts. There are no assets or liabilities required to be valued at fair value on a recurring basis.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less. There are no withdrawal restrictions. At times, cash balances held at financial institutions are in excess of the Federal Deposit Insurance Corporation's insured limits; however, the Company primarily places its temporary cash with high-credit quality financial institutions. The Company has never experienced any losses related to those balances. There are no cash equivalents at December 31, 2020.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts is considered necessary as of December 31, 2020.

1. The Company and Its Significant Policies (continued)

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The cost significant renewals and betterments are capitalized.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2020, the Company had three long term operating leases and two short term operating leases. The Company has no finance leases.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Parent. Therefore, no liability for federal or state taxes is included in these financial statements. The Company is no longer subject to examination by taxing authorities for tax years before 2016.

2. Recently Adopted Accounting Guidance

ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

3. Property and Equipment

Details of property and equipment at December 31, 2020 are as follows:

Computer Equipment	$	33,801
Furniture		22,875
Fixtures		10,365
Less accumulated depreciation		46,683
Property and equipment, net	$	20,358

4. Revenue from Contracts with Customers

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $1,133 and $4,107 as of January 1, 2020 and December 31, 2020, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $150,000 and $225,000 as of January 1, 2020 and December 31, 2020, respectively.

5. Note Payable

The Company received a loan from First Republic Bank in the amount of $172,200 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, And Economic Security ("CARES") Act. As of December 23, 2020, the loan and the $880 of related interest incurred were forgiven in full since the Company used the proceeds of the loan for eligible expenditures such as payroll and other expenses described in the CARES Act. As of December 31, 2020, there is no further obligation on this note.

6. Retirement Plans

The Company has a 401(K) plan that is available to all Eligible Employees. The Plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation.

7. Related Party Transactions

The Company is obligated to distribute 10% of gross revenue to the Parent. Periodically, the Company has outstanding payables and receivables arising from transactions with a related company. As of December 31, 2020, there were no amounts due to or due from the Parent.

7. Related Party Transactions (continued)

Operating Leases

Operating leases are executed in the Parent's name but the Company uses the assets and assumes the liabilities under the leases. Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

The Parent has operating leases for equipment in Duluth, Georgia and office space in San Francisco, California. The Parent has an operating sublease for office space in Duluth, Georgia. Since the Company has the benefit of the related assets and pays all costs associated with operating leases and sublease, the ROU assets and operating lease liabilities related to leases and sublease are included in the Company's Statement of Financial Condition. There is one option to extend the term of the San Francisco office lease for a period of four years, it is not certain the Company will exercise this option. Therefore, the lease ROU asset and liability does not include the extended lease term option.

For the year ended December 31, 2020, information pertaining to related party operating leases and sublease is as follows:

Supplemental Statement of Financial Condition Information	
Operating leases:	
ROU assets	$ 337,413
Operating lease liabilities	$ 348,751
Weighted average remaining lease terms	21.33 months
Weighted average discount rate	5.00%

Supplemental Cash Flow Information	
Operating Lease ROU Assets:	
ROU assets on January 1, 2020	$ 499,562
Amortization of ROU assets	(162,149)
Operating lease ROU assets for the year ended December 31, 2020	$ 337,413
Payments made on operating lease liabilities	$ 160,099

7. Related Party Transactions (continued)

Operating Leases (continued)

Maturities of operating lease liabilities	
2021	$ 186,510
2022	179,133
Total lease payments	$ 365,643
Less discount	(16,892)
Total operating lease liabilities	$ 348,751

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for any class of underlying asset.

For the year ended December 31, 2020, the Parent had an operating lease for equipment that was month-to-month. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this equipment lease as short-term and expensed the lease payments as incurred.

As of August 1, 2020, the Company entered into a twelve-month operating lease with an expiration of July 1, 2021. Since the Company had the benefit of and paid for all costs associated with this lease, the Company classified this office lease as short-term and expensed the lease payments as incurred.

8. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital equal to or greater than $5,000 or a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company's net capital was $88,090, which was $33,448 above its net capital requirement of $54,642. The Company's aggregate indebtedness to net capital ratio was 9.3 to 1.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. Subsequent Events

The Company has evaluated subsequent events through February 22, 2021, the date which the financial statements were issued.

Presidio Merchant Partners LLC

(SEC ID No. 8-51431)

Annual Audit Report

December 31, 2020

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document